Response Biomedical Achieves Superior Performance Targets
With Rapid Flu A Test Development

Development Program Initiated for RAMP Test Specific to H5N1 Strain

International Independent Evaluations Planned with Several Government Agencies

Vancouver, British Columbia, Nov. 28, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF) today announced the Company has successfully achieved its analytical sensitivity targets for its Flu A Test. It is intended that the test be commercialized for both human and animal applications. Using a variety of Flu A strains, the performance results to date indicate that the RAMP Flu A Test produces results that are in excess of 100 times more sensitive than commercially available rapid influenza A tests.

This superior level of performance is particularly important as leading public health agencies continue to express caution about the lack of sensitivity and related performance limitations of currently available rapid Flu A tests.

Response Biomedical also announced it has initiated development of a separate RAMP test to specifically identify only the H5N1 strain, the lethal form of Avian Flu that is spreading internationally and threatens to cause a global influenza pandemic. Early feasibility testing has produced encouraging results.

“Since announcing our plans on October 24, 2005 to commercialize a high sensitivity Flu A test, we have received tremendous interest from government organizations and the private sector,” said Bill Radvak, President and CEO. “These same organizations have expressed further interest in the prospect of a RAMP H5N1 Test.”

As a result of these expressions of interest, Response Biomedical is entering into collaborations with several government health organizations and international members of the World Health Organization’s Global Influenza Surveillance Network. These National Influenza Centers will evaluate the sensitivity of

Response’s rapid RAMP Flu A Test across numerous flu strains and measure the sensitivity and specificity of the RAMP H5N1 Test for Avian Flu.

“In 2003, a similar collaboration with the US Centers for Disease Control and Canada’s National

Microbiology Laboratory led to the RAMP West Nile Virus Test being validated as 100 times more sensitive than the leading commercially available rapid test within months of undertaking development,” added Radvak. “Our goal is to replicate the RAMP West Nile Virus Test commercial model and become a market leader in rapid clinical infectious disease testing by quickly validating RAMP’s significant performance advantages over available tests and leverage this competitive advantage to attract the optimum distribution partners.”

About WHO Global Influenza Surveillance Network
The main components of the WHO Global Influenza Surveillance Network are National Influenza Centres (NICs) which sample patients with influenza-like-illness and submit representative isolates to WHO Collaborating Centres (WHO CCs) for antigenic and genetic analyses. Currently, 112 institutions from 83 countries are recognized by WHO as National Influenza Centres. Annually, these centres collect more than 175,000 patient samples and submit around 2,000 viruses to the WHO Collaborating Centres. For more information, please visit http://www.who.int/csr/disease/influenza/surveillance/en/print.html.

About Influenza, Avian Flu and Influenza Pandemic
Human influenza is a common respiratory disease that spreads easily and rapidly from person to person. Every year, 5% to 20% of the US population suffers from influenza. Approximately 36,000 of those people die, and over 200,000 are admitted to hospitals. During an average flu season, influenza and related-complications are the 7th leading cause of death in the United States.

Avian Flu is a strain of influenza A that can spread easily and quickly among birds. Birds spread avian flu virus to one another through secretions and droppings. The H5N1 strain has already infected more than 120 people, with a mortality rate exceeding 50 percent, and has spread to poultry across parts of Asia and Europe. Last summer, an outbreak of highly pathogenic avian influenza in British Columbia’s Fraser Valley required the destruction of approximately 17 million birds. Recently, birds tested positive for H5 in Quebec, Manitoba and British Columbia and are currently being evaluated for the particular strain at the National Center for Foreign Animal Diseases in Winnipeg, Canada. There is broad consensus among leading public health experts internationally that Avian Flu will be fully transmitted to the human species. According to the US CDC, the economic impact of an influenza pandemic in the US is estimated to be US$71.3 to $166.5 billion, excluding disruptions to commerce and society.

On November 1, 2005, US President Bush announced an aggressive $7.1 billion national strategy to safeguard against the danger of pandemic influenza. The request included $6.7 billion in additional 2006 appropriations for HHS. Approximately $4.7 billion would go toward investments in creating vaccine production capacity and stockpiles, $1.4 billion to stockpile antiviral drugs, and $555 for surveillance, public health infrastructure, and communications, including $100 million for state and local preparedness.

For more information, please visit the US CDC and WHO websites.
For specific information on WHO guidelines for Flu A diagnostic testing, please review
http://www.who.int/csr/disease/avian_influenza/guidelines/RapidTestInfluenza_web.pdf

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Response Biomedical has relationships with 3M Health Care, Roche Diagnostics, General Dynamics and Japanese pharmaceutical company, Shionogi & Co. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6010 ext. 6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com